UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒    SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐    SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

Juva Life Inc.
(Exact name of issuer as specified in its charter)

British Columbia, Canada

(State or other jurisdiction of incorporation or organization)

N/A

(I.R.S. Employer Identification Number)

Suite 1400 885 West Georgia Street, Vancouver, BC V6C 3E8

(Full mailing address of principal executive offices)

833-333-5882

(Issuer’s telephone number, including area code)

Item 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Semiannual Report on Form 1-SA (this “Semiannual Report”) contains forward-looking statements that are based upon current expectations which involve risks and uncertainties associated with the Company’s business and the economic environment in which the business operates. Such forward-looking statements include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, future acquisitions and the industry and business environment in which we operate. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, which are often, but not always, identified by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words or other variations on these words or comparable terminology. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results or performance may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions. Readers are cautioned that the above factors are not exhaustive.

We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of our future performance. All forward-looking statements speak only as of the date of this Semiannual Report. We undertake no obligation to update any forward-looking statements or other information contained herein. All the forward-looking information contained in this Semiannual Report is expressly qualified by this cautionary statement.

The financial statements included herein should be read in conjunction with the audited financial statements and related notes for the fiscal year ended December 31, 2021, contained in the Company’s Annual Report on Form 1-K, as filed with the Securities and Exchange Commission on April 30, 2022.

In this Semiannual Report, unless otherwise indicated by the context, “we,” “us,” “our,” “our company” and the “Company” refer to Juva Life Inc. and its wholly-owned subsidiaries. Unless otherwise indicated, the terms “dollar” or “$” in this Semiannual Report refer to US dollars, the lawful currency of the United States.

Overview

Juva Life Inc. was incorporated under the laws of British Columbia, Canada on April 3, 2019. The principal business of the Company is to acquire, own, and operate various cannabis businesses in the State of California.

The Company operates in the medical and recreational cannabis sectors in the State of California. While some states in the United States, including California, have authorized the use and sale of marijuana, it remains illegal under U.S. federal law, and the approach to enforcement of U.S. federal laws against marijuana is subject to change. Because the Company engages in marijuana-related activities in the United States, it assumes certain risks relating to conflicting state and federal laws. The federal laws relating to marijuana could be enforced at any time and this would put the Company at risk of being prosecuted and having its assets seized.

Results of Operations for the Six Months Ended June 30, 2022 and June 30, 2021

Sales, Cost of Goods Sold, and Gross Profit

	For the six months ended June 30, 2022	For the six months ended June 30, 2021

Sales	$2,939,726	$1,314,804
Cost of goods sold	2,374,375	1,020,692
Gross profit	565,351	294,112

2

Sales during the six months ended June 30, 2022 increased to $2,939,726 compared to $1,314,804 for the six months ended June 30, 2021. Costs of goods sold and gross profit increased to $2,374,375 and $565,351, respectively, during the six months ended June 30, 2022 compared to $1,020,692 and $294,112, respectively, during the six months ended June 30, 2021. The increase is a result of the Company continuing to grow its online delivery business and generating sales from harvests.

Operating Expenses

Total operating expenses were $5,999,869 during the six months ended June 30, 2022 compared to $7,287,392 for the six months ended June 30, 2021. The decrease in operating expenses during the six months ended June 30, 2022 is primarily due to the following:

-	Salaries and benefits increased to $1,796,483 (2021 - $1,252,564) as a result of new hires.

-	Office and administration of $848,339 (2021 - $791,751) was consistent with the comparative quarter.

-	Share-based payments increased to $1,796,483 (2021 - $1,252,564) due to additional stock options granted to officers, consultants, and employees in the first quarter of 2022.

-	Professional fees decreased to $417,773 (2021 – 736,199) as a financing was closed during the comparative period.

	For the six months ended June 30, 2022	For the six months ended June 30, 2021

Expenses
Depreciation	390,597	974,237
Interest expense on lease liabilities	398,008	136,182
Marketing and promotion	246,608	1,766,657
Office and administration	848,339	791,751
Permits	127,354	143,179
Professional fees	417,773	736,199
Rent	213,850	37,911
Research and development	99,719	59,742
Salaries and benefits	1,796,483	1,252,564
Share-based payments	1,411,357	1,267,001
Transfer agent fees	49,781	121,969
Operating expenses	5,999,869	7,287,392

Other Items

The Company recognized a fair value gain on the valuation of the warrant liability of $65,134 during the six months ended June 30, 2022, as compared to a fair value loss of $1,255,163 during the six months ended June 30, 2021. The Company also reported a gain on disposition of $721,336 pertaining to the sale of a subsidiary and a foreign exchange loss of $152,279 due to fluctuations between the Canadian and US. dollars during the six months ended June 30, 2022.

Net Loss

As a result of all of the above, during the six months ended June 30, 2022, the Company reported a net loss of $4,990,766 compared to a net loss of $8,310,948 for the six months ended June 30, 2021.

3

COVID-19

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. The pandemic has not, to date, had any material adverse effects on the Company’s ability to execute its business plans and strategy. As the pandemic continues to develop, it is not possible for the Company to predict the duration or magnitude of the adverse results of the development of the pandemic and its future effects on the Company’s business or results of operations. As a result, many of the estimates and assumptions used in preparation of these interim financial statements require increased judgment and carry a higher degree of variability and volatility. As events continue to evolve with respect to the pandemic, the Company’s estimates may materially change in future periods.

Liquidity and Capital Resources

Cash and Working Capital

The Company does not currently generate sufficient cash from operations to fund business activities. Our generation of cash from operations formally commenced in 2020 with the Company’s online retail delivery business. The Company has financed its activities to date by raising equity capital from private placements and the Regulation A, Tier 2 offering. The Company may encounter difficulty sourcing future financing.

The Company had cash of $5,194,524 as of June 30, 2022, as compared to $2,681,269 as of December 31, 2021, and working capital of $4,153,887 as of June 30, 2022, as compared to $1,789,480 as of December 31, 2021 (not including the warrant liability). The Company recognized warrant liability of $2,310 as of June 30, 2022, as compared to $73,717 as of December 31, 2021.

Private Placements and Regulation A Offering

On February 18, 2021, the Company closed a private placement by issuing 9,528,578 Special Warrants at CAD$1.05 per Special Warrant for gross proceeds of CAD$10,005,007. Each Special Warrant is automatically exercisable, for no additional consideration, into one unit of the Company (each, a “Unit”) on the date that is the earlier of: (i) as soon as reasonably practical, but in any event, no later than the date that is the third business day following the date on which the Company obtains a receipt from the applicable securities regulatory authorities for a (final) prospectus qualifying distribution of the Units, and (ii) the date that is four months and one day after the closing of the offering. Each Unit shall consist of one common share of the Company and one-half of one common share purchase warrant. Each full warrant (referred to as a “warrant”) is exercisable at CAD$1.35 and expires 24 months from the closing date. In connection with the private placement, the Company paid a cash commission of CAD$681,975, issued 666,999 broker warrants valued at CAD$637,985 using the Black-Scholes option pricing model, and incurred CAD$133,644 in transaction costs.

During the six months ended June 30, 2020, the Company issued 36,198,782 units at a price of $0.50 per unit for gross proceeds of $18,099,391 in connection with its Regulation A, Tier 2 offering. Each unit is comprised of one common share and one-half of a common share purchase warrant. Each whole warrant is exercisable for a period of 18 months at an exercise price of $0.75 per share. The Company terminated the Regulation A, Tier 2 offering effective May 31, 2020.

Other Capital Resources

The Company defines the capital that it manages as its shareholders’ equity.

The Company’s objective when managing capital is to maintain corporate and administrative functions necessary to support the Company’s operations and corporate functions, and to seek out and acquire new projects of merit. The Company manages its capital structure in a manner that provides sufficient funding for operational and capital expenditure activities. Funds are secured, when necessary, through debt funding or equity capital raised by means of private placements. There can be no assurances that the Company will be able to obtain debt or equity capital in the case of working capital deficits.

The Company does not pay dividends and has no long-term debt or bank credit facility. The Company is not subject to any externally imposed capital requirements.

If additional funds are required, the Company plans to raise additional capital primarily through the private placement of its equity securities. Under such circumstances, there is no assurance that the Company will be able to obtain further funds required for the Company’s continued working capital requirements.

4

Going Concern

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Our ability to continue as a going concern is contingent upon our ability to raise additional capital as required. During the period from June 29, 2018 (inception of Juva Life, Inc.) through June 30, 2022, we had an accumulated deficit of $44,935,900. Currently, we intend to finance our operations through equity and debt financings and revenues from operations.

We have not generated significant sales to date. We have primarily funded operations with capital raised from private placements and a Tier 2 offering pursuant to the Regulation A exemption from registration under the Securities Act.

We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing operations.

These circumstances raise substantial doubt on our ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from this uncertainty.

Capital Expenditures

The Company’s operating subsidiary, Juva Life, Inc., has contractual obligations for capital expenditures in the amount of $200,000 and projected capital expenditures of $5,000,000 to complete the construction of its facilities in California, and we expect to use the proceeds from our recent financings and the Regulation A, Tier 2 Offering and future private placements to fulfill such commitments.

Contractual Obligations, Commitments and Contingencies

The Company has entered into the following agreements:

The commercial premises from which the Company carries out its operations are leased from multiple groups, some of which are related parties. These lease agreements are classified as operating leases since there is no transfer of risks and rewards inherent to ownership. The minimum rent payable under the leases as of June 30, 2022 are as follows:

Total
Within one year	$297,313
Between two and five years	34,060
$331,373

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Trend Information

Because we are still in the startup phase and have only a limited operating history, we are unable to identify any significant recent trends in revenues or expenses, and we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from operations, profitability, liquidity or capital resources, or that would cause reported financial information to not be indicative of future operating results or financial condition. Furthermore, there can be no assurances the Company will receive the required state and local licensing as it expands its operations.

Item 2. Other Information

None.

5

Item 3. Financial Statements

F-1

Juva Life Inc.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited – Prepared by management)

(Expressed in US dollars)

	Note	June 30, 2022	December 31, 2021

ASSETS

Current assets
Cash		$5,194,524	$2,681,269
Accounts receivable		279,687	127,658
Inventory	8	457,885	320,596
Biological assets	8	241,096	367,671
Other receivables	5	-	350,000
Prepaid expenses		305,371	243,973
Total current assets		6,478,563	4,091,167
Non-current assets
Deposits	7	303,248	327,248
Right of use assets	12	395,462	3,716,626
Property and equipment	6	16,935,283	12,551,547
Total non-current assets		17,633,993	16,595,421
Total assets		24,112,556	20,686,588

LIABILITIES
Accounts payable and accrued liabilities	7	1,918,548	1,882,456
Income taxes payable		152,500	90,500
Warrant liability	9	2,310	73,717
Current portion of lease liabilities	12	253,628	328,731
		2,326,986	2,375,404
Non-current liability
Lease liabilities	12	100,303	3,977,032
Note payable	13	11,095,579	-
		13,522,868	6,352,436

SHAREHOLDERS’ EQUITY
Share capital	4	49,567,593	49,567,593
Share proceeds receivable		(770,677)	(770,677)
Reserves	4	6,913,233	5,501,876
Other comprehensive loss		(184,561)	(19,506)
Deficit		(44,935,900)	(39,945,134)
Total shareholders’ equity		10,589,688	14,334,152
Total liabilities and shareholders’ equity		$24,112,556	$20,686,588

F-2

Juva Life Inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Unaudited – Prepared by management)

(Expressed in US dollars)

	Note	For the three months ended June 30, 2022	For the three months ended June 30, 2021	For the six months ended June 30, 2022	For the six months ended June 30, 2021

Sales		$1,782,961	$729,321	$2,939,726	$1,314,804
Cost of goods sold		1,426,501	649,264	2,374,375	1,020,692

Gross profit before unrealized items		356,460	80,057	565,351	294,112
Unrealized fair value change on biological assets	8	(203,224)	6,091	(126,575)	91,813

Gross profit		153,236	86,148	438,776	385,925

Expenses
Depreciation	6,12	235,204	498,146	390,597	974,237
Interest expense on lease liabilities	12	231,719	63,391	398,008	136,182
Marketing and promotion		88,969	170,085	246,608	1,766,657
Office and administration		450,106	421,072	848,339	791,751
Permits		70,453	52,504	127,354	143,179
Professional fees		235,111	477,922	417,773	736,199
Rent	7	215,339	702	213,850	37,911
Research and development		34,080	59,742	99,719	59,742
Salaries and benefits	7	906,559	579,232	1,796,483	1,252,564
Share-based payments	4,7	230,910	586,891	1,411,357	1,267,001
Transfer agent fees		37,623	77,255	49,781	121,969
Operating expenses		2,736,073	2,986,942	5,999,869	7,287,392

Other Items:
Change in fair value of warrant liability	9	99,124	467,336	65,134	(1,255,163)
Gain in disposition		721,336	(8,250)	721,336	687,130
Foreign exchange loss		(126,081)	(298,943)	(152,279)	(731,448)
Loss before taxes		(1,888,459)	(2,740,651)	(4,926,903)	(8,200,948)

Income tax expense
Current income tax expense		36,797	75,000	63,863	110,000

Net loss for the period		$(1,925,256)	$(2,815,651)	$(4,990,766)	$(8,310,948)

Other comprehensive gain
Foreign currency translation adjustment		(217,645)	16,517	(165,055)	16,517

Total comprehensive loss for the period		$(2,142,901)	$(2,832,168)	$(5,155,821)	$(8,294,431)

Basic and diluted loss per common share		$(0.01)	$(0.02)	$(0.03)	$(0.06)

Weighted average number of common shares outstanding		163,867,228	154,314,381	164,016,223	145,993,365

F-3

Juva Life Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited – Prepared by management)

(Expressed in US dollars)

	For the six months ended June 30, 2022	For the six months ended June 30, 2021

OPERATING ACTIVITIES
Loss	$(4,990,766)	$(8,310,948)
Items not involving cash:
Change in fair value of warrant liability	(65,134)	1,255,163
Depreciation	740,937	974,237
Interest expense	319,923	128,780
Share-based payments	1,411,357	1,267,001
Unrealized fair value change on biological assets	126,575	(91,813)
Foreign exchange	(171,328)	16,517
Gain in disposition	(721,336)	(687,130)
Changes in non-cash working capital items:
Accounts receivable	(152,029)	(146,388)
Inventory	(636,180)	(5,734)
Biological assets	126,575	(58,188)
Other receivables	223,425	-
Prepaid expenses	(61,398)	(176,865)
Deposits	-	-
Accounts payable and accrued liabilities	36,092	(1,113,261)
Taxes payable	62,000	35,000
Cash used in operating activities	(3,751,287)	(6,913,629)

INVESTING ACTIVITIES
Purchase of property and equipment	(4,383,736)	(306,462)
Deposits paid	24,000	-
Proceeds received on disposal of equipment	-	390,930
Cash provided by (used in) investing activities	(4,359,736)	84,468

FINANCING ACTIVITIES
Repayment of lease liability	11,095,579	-
Repayment of lease liability	(471,301)	(453,108)
Proceeds from special warrant financing	-	8,075,718
Proceeds from exercise of warrants	-	4,632,231
Share issuance costs	-	(642,524)
Cash provided by financing activities	10,624,278	11,612,317

Increase in cash	2,513,255	4,783,156
Cash, beginning of the period	2,681,269	2,158,694
Cash, end of the period	$5,194,524	$6,941,850

F-4

Juva Life Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited – Prepared by management)

(Expressed in US dollars)

		Share Capital		Share Proceeds	Share Subscriptions Received in		Other Comprehensive		Total Shareholders’ Equity
	Note	Number	Amount	Receivable	Advance	Reserves	Loss	Deficit	(Deficiency)
			$	$	$	$	$	$	$
December 31, 2020		134,673,018	30,208,234	(770,677)	110,648	5,758,510	(16,517)	(28,586,844)	6,703,354
Special warrant financing		9,528,578	8,075,718	-	-	-	-	-	8,075,718
Share issuance costs		-	(1,280,509)	-	-	637,985	-	-	(642,524)
Shares issued on exercise of warrants		9,221,110	4,742,879	-	(110,648)	-	-	-	4,632,231
Reclassification of warrant liability		-	5,910,052	-	-	-	-	-	5,910,052
Shares issued on vesting of restricted stock units		10,442,381	2,802,568	-	-	(2,802,568)	-	-	-
Share-based payments		-	-	-	-	1,267,001	-	-	1,267,001
Foreign currency translation adjustment		-	-	-	-	-	16,517	-	16,517
Loss and comprehensive loss for the period		-	-	-	-	-	-	(8,310,948)	(8,310,948)
Balance, June 30, 2021		163,865,087	50,458,942	(770,677)	-	4,860,928	-	(36,897,792)	17,651,401

December 31, 2021		164,016,223	49,567,593	(770,677)	-	5,501,876	(19,506)	(39,945,134)	14,334,152
Share-based payments	4	-	.	-	-	1,411,357	-	-	1,411,357
Foreign currency translation adjustment		-	-	-	-	-	(165,055)	-	(165,055)
Loss and comprehensive loss for the period		-	-	-	-	-	-	(4,990,766)	(4,990,766)
Balance, June 30, 2022		164,016,223	49,567,593	(770,677)	-	6,913,233	(184,561)	(44,935,900)	10,589,688

F-5

Juva Life Inc.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

1. NATURE OF OPERATIONS

Juva Life Inc. (the “Company”) was incorporated under the laws of British Columbia on April 3, 2019. The principal business of the Company is to acquire, own, and operate various cannabis business in the state of California. The Company’s registered office is 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, BC V6E 4N7. The Company’s common shares are listed on the Canadian Securities Exchange under the trading symbol JUVA.

The Company operates in the medical and recreational cannabis sectors in California, USA. As at June 30, 2022 and December 31, 2021, the Company operates in one reportable segment, being the cannabis operations. All non-current assets of the Company are located in the USA. While some states in the United States have authorized the use and sale of marijuana, it remains illegal under federal law and the approach to enforcement of U.S. federal laws against marijuana is subject to change. Because the Company is engaged in marijuana-related activities in the US, it assumes certain risks due to conflicting state and federal laws. The federal law relating to marijuana could be enforced at any time and this would put the Company at risk of being prosecuted and having its assets seized.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.

2. GOING CONCERN

These condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The Company incurred a net loss of $4,990,766 during the six months ended June 30, 2022 (2021 - $8,310,948). Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern.

3. BASIS OF PRESENTATION

These condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting. The condensed interim consolidated financial statements do not include all of the disclosures required for a complete set of annual financial statements and should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2021, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed consolidated interim financial statements are presented in US dollars and all financial amounts, other than per-share amounts, are rounded to the nearest dollar. The functional currency of the Company and all of its US subsidiaries is the US dollar. The functional currency of the Canadian subsidiary is the Canadian dollar.

The policies applied in these condensed consolidated interim financial statements are based on IFRS issued and effective as of June 30, 2022.

3.1. Basis of measurement

These condensed consolidated interim financial statements have been prepared using the measurement basis specified by IFRS for each type of asset, liability, revenue and expense.

F-6

3.2. Significant judgments, estimates and assumptions

The preparation of the Company’s condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

Critical adjustments exercised in applying accounting polices that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements are as follows:

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions within the reporting entity.

Going concern

The preparation of the condensed consolidated interim financial statements requires management to make judgments regarding the going concern of the Company as previously discussed in Note 2.

Impairment of long-lived assets

The Company performs impairment testing annually for long-lived assets as well as when circumstances indicate that there may be impairment for these assets. Management judgement is involved in determining if there are circumstances indicating that testing for impairment is required, and in identifying cash generating unit (“CGU”) for the purpose of impairment testing.

The Company assesses impairment by comparing the recoverable amount of a long-lived asset, CGU, or CGU group to its carrying value. The recoverable amount is defined as the higher of: (i) value in use; or (ii) fair value less cost to sell. The determination of the recoverable amount involves management judgement and estimation. These estimates and assumptions could affect the Company’s future results if the current estimates of future performance and fair values change.

Estimation Uncertainty

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year:

Depreciation and amortization

The Company’s equipment and finite-life intangible assets are depreciated and amortized using a straight line method over the estimated useful lives of the assets and residual values. Leasehold improvements are amortized over the lease term. Changes to these estimates may affect the carrying value of these assets, net earnings, and comprehensive income (loss) in future periods.

Income taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

Valuation of share-based compensation

The Company uses the Black-Scholes option pricing model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Inventory

The Company reviews the net realizable value of, and demand for, its inventory regularly to provide assurance that recorded inventory is stated at the lower of cost or net realizable value. Factors that could impact estimated demand and selling prices include competitor actions, supplier prices and economic trends.

Biological assets and inventory

In calculating the value of the biological assets and inventory, management is required to make several estimates, including estimating the stage of growth of the cannabis up to the point of harvest, harvesting costs, average or expected selling prices and list prices, expected yields for the cannabis plants. In calculating final inventory values, management compares the inventory costs to estimated realizable value.

F-7

3.3 Basis of consolidation

These condensed consolidated interim financial statements incorporate the financial statements of the Company and its wholly controlled subsidiaries, Juva Life, Inc. (“Juva US”), Precision Apothecary Inc. (“Precision”), Juva RWC Inc., Juva Stockton Inc., RWC Retail, and San Juan, LLC, all of which were incorporated in the state of California and 1177988 B.C. Ltd., a company incorporated in British Columbia, Canada. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The condensed consolidated interim financial statements include the accounts of the Company and its direct wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Where the Company’s interest is less than 100%, the interest attributable to outside shareholders is reflected in non-controlling interest. Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company’s equity therein. Non-controlling interests consist of the amount of those interests at the date of the original business combination and the non-controlling interests’ share of changes in equity since the date of the combination.

4. EQUITY

4.1 Authorized Share Capital

Unlimited number of common shares with no par value.

4.2 Shares Issued

Shares issued and outstanding as at June 30, 2022 are 164,016,223 Class A common shares. As at June 30, 2022, 23,983,505 shares are held in escrow.

There were no share issuances during the six months ended June 30, 2022.

During the year ended December 31, 2021, the Company:

i)

Issued 10,506,017 common shares upon the vesting of 10,506,017 restricted stock units (“RSUs”). The Company reallocated $2,859,909 from share-based payment reserve to share capital upon vesting of the RSUs;

ii)

On February 18, 2021, the Company closed a private placement by issuing 9,528,578 Special Warrants at CAD$1.05 per Special Warrant for gross proceeds of CAD$10,005,007. Each Special Warrant is automatically exercisable, for no additional consideration, into one unit of the Company (each, a “Unit”) on the date (the “Automatic Exercise Date”) that is the earlier of: (i) as soon as reasonably practical, but in any event, no later than the date that is the third business days following the date on which the Company obtains a receipt from the applicable securities regulatory authorities (the “Securities Commissions”) for a (final) prospectus qualifying distribution of the Units (the “Qualifying Prospectus”), and (ii) the date that is four months and one day after the closing of the Offering (the “Qualification Date”). Each Unit consists of one common share of the Company (a “Unit Share”) and one-half of one common share purchase warrant (each full warrant, a “Warrant”). Each Warrant is exercisable at $1.35 and expires 24 months from the closing date. In connection with the private placement, the Company paid CAD$815,620 in cash share issuance costs, which included CAD$731,269 of cash commission fees and issued 666,999 broker warrants valued at $637,984 using the Black-Scholes option pricing model; and

iii)	Issued 9,308,610 common shares upon the exercise of 9,308,610 warrants for gross proceeds of $4,402,884. Upon exercise, the Company transferred $5,875,265 from warrant liability to share capital.

4.3 Stock Options

The Company adopted a Stock Option Plan (the “Plan”) whereby the maximum number of shares reserved for issue under the plan shall not exceed 20% of the issued and outstanding shares. Under the Plan, the Board of Directors may from time to time authorize the grant of options to directors, employees, and consultants of the Company. Under the terms of the Plan, options will be exercisable for periods up to ten years and must have an exercise price not less than the fair market value of a share on the grant date. The term of the options granted to a 10% shareholder shall not exceed ten years. Vesting provision is determined by the Board of Directors at the grant date.

F-8

A summary of the changes in stock options is presented below:

	Number of options	Weighted average exercise price
		CAD $
Balance, December 31, 2020	3,490,000	0.67
Granted	275,000	0.50
Cancelled	(590,000)	0.67
Balance, December 31, 2021	3,175,000	0.65
Granted	17,220,000	0.32
Cancelled	(3,175,000)	0.50
Balance, June 30, 2022	17,220,000	0.65

The following stock options were outstanding as at June 30, 2022:

Outstanding	Exercisable		Exercise Price	Expiry Date	Weighted average remaining life (in years)
			$
17,220,000	5,204,910	CAD$	0.32	March 25, 2032	9.74

4.4 Share Purchase Warrants

A summary of the changes in warrants is presented below:

	Number of warrants	Weighted average exercise price
		CDN $
Balance, December 31, 2020	36,716,025	0.80
Granted	5,431,288	1.31
Exercised	(9,310,610)	0.60
Expired	(17,175,413)	0.93
Balance, December 31, 2021	15,661,290	0.86
Cancelled	(10,000,000)	0.67
Expired	(230,002)	0.05
Balance, June 30, 2022	5,431,288	1.05

The following share purchase warrants were outstanding as at June 30, 2022:

Outstanding	Exercisable		Exercise Price	Expiry Date

5,431,288	5,431,288	CDN $	1.05	February 18, 2023

4.5 Restricted Share Unit Award Plan

In 2019, the Company adopted an Equity Incentive Plan (“the Plan”) whereby the aggregate number of common shares issuable pursuant to the Plan combined with all of the Company’s other security based compensation arrangements, including the Company’s Stock Option Plan, shall not exceed 20% of the Company’s outstanding shares.

During the year ended December 31, 2021, the Company granted 200,000 restricted stock units (“RSUs”) to an officer of the Company with a fair value of $82,000. Of the 200,000, 95,456 remain unvested as at June 30, 2022.

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4.6 Share-based payment expense and reserves

Pursuant to vesting schedules, the share-based payment expense for the stock options that were granted during the six months ended June 30, 2022 was $1,411,357 (2021 – $1,267,001) and was recorded in the condensed consolidated interim statements of loss and comprehensive loss using the following weighted average assumptions:

	2022	2021
Risk-free interest rate	0.30%	1.46%
Expected stock price volatility	100%	100%
Expected dividend yield	0.0%	0.0%
Expected option life in years	10.0	10.0

The fair value of stock options granted were CAD$0.28 per option (2021 - $0.45).

5. OTHER RECEIVABLES

During the year ended December 31, 2018, the Company entered into a letter of intent (the “LOI”) to acquire KindRub Collective (“Kind”). As part of the LOI, the Company paid $150,000 on deposit and loaned Kind $39,090 as part of a separate management agreement. During the year ended December 31, 2019, the LOI was terminated. $7,915 was repaid by Kind during the year ended December 31, 2019.

On May 14, 2021, the Company reached a favorable settlement with Kind whereby Kind is ordered to pay the Company $200,000 as follows:

i)	May 31, 2021 - $6,000 (received)
ii)	July 5, 2021 - $6,000 (received)
iii)	August 2, 2021 - $6,000 (received)
iv)	September 6, 2021 - $6,000 (received)
v)	October 4, 2021 - $6,000 (received)
vi)	November 1, 2021 - $6,000 (received)
vii)	December 6, 2021 - $6,000 (received)
viii)	January 10, 2022 - $158,000

6. PROPERTY AND EQUIPMENT

Cost	Automotive	Equipment	Furniture and Office Equipment	Leasehold Improvements	Building	Total
Balance, December 31, 2020	$154,910	$1,906,796	$96,394	$8,927,251	$-	$11,085,351
Additions	47,239	1,115,213	41,751	1,356,090	-	2,560,293
Disposals	(14,576)	-	-	(377,572)	-	(392,148)
Balance, December 31, 2021	187,573	3,022,009	138,145	9,905,769	-	13,253,496
Additions	83,259	30,534	145,789	814,733	4,017,872	5,092,187
Disposals	-	(202,420)	-	(7,040)	-	(209,460)
Balance, June 30, 2022	$270,832	$2,850,123	$283,934	$10,713,462	$4,017,872	$18,136,223

Accumulated Amortization
Balance, December 31, 2020	$24,778	$8,417	$2,705	$35,869	$-	$71,769
Additions	53,744	192,701	41,320	343,630	-	631,395
Disposals	(1,215)	-	-	-	-	(1,215)
Balance, December 31, 2021	77,307	201,118	44,025	379,499	-	701,949
Additions	42,401	158,798	26,822	196,896	74,074	498,991
Balance, June 30, 2022	$119,708	$359,916	$70,847	$576,395	$74,074	$1,200,940

Net Book Value
Balance, December 31, 2021	$110,266	$2,820,891	$94,120	$9,526,270	$-	$12,551,547
Balance, June 30, 2022	$151,124	$2,490,207	$213,087	$10,137,067	$3,943,798	$16,935,283

Incluced in cost of goods sold is depreciation of $350,340 (2021 - $Nil). During the period ended June 30, 2022, the Company paid $Nil relating to advances on equipment purchases (2021 - $100,183).

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7. RELATED PARTY TRANSACTIONS AND BALANCES

Relationships	Nature of the relationship

Key management

Key management are those personnel having the authority and responsibility for planning, directing and controlling the Company and include the President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, VP Finance, VP Cultivation, and the directors of the Company.

During the six months ended June 30, 2022 and 2021, key management compensation included the following:

	Six months ended June 30, 2022	Six months ended June 30, 2021
	$	$
Management compensation	508,214	407,950
Share-based payments	328,307	-
Total	836,521	407,950

During the six months ended June 30, 2022, the Company had the following related party transactions:

a)	The Company paid $421,854 (2021 - $415,137) in lease payments to Best Leasing Services, Inc., a company 100% owned by the CEO and a shareholder of the Company; and

b)	The Company paid $59,000 (2021 - $43,000) to a company minority owned by a former director of the Company.

Included in accounts payable and accrued liabilities as at June 30, 2022 is $410,754 (2021 - $212,769) owed to officers of the Company.

Included in deposits as at June 30, 2022 and December 31, 2021 is $24,000 with Best Leasing Services, Inc.

8. INVENTORY AND BIOLOGICAL ASSETS

The Company maintains three classes of inventory: merchandise and cannabis-derived products for resale (2022 - $301,556; 2021 - $218,365), work in process (“WIP”) (2022 - $156,329; 2021 - $102,231) and dried trim/flowers (2022 - $14,500; 2021 - $Nil). For the six months ended June 30, 2022, the amount included in cost of goods sold was $2,374,375 (2021 - $1,020,692).

While the Company’s biological assets are within the scope of IAS 41 Agriculture, the direct and indirect costs of biological assets are determined using an approach that is similar to the capitalization criteria outlined in IAS 2 Inventories. They include the direct cost of seeds and growing materials as well as other indirect costs such as utilities and supplies and labor used in the growing process.

Balance, December 31, 2021	$367,761
Fair value change due to biological transformation	(126,575)
Production costs capitalized	-
Transferred to inventory upon harvest	-

Balance, June 30, 2022	$241,096

Biological assets are measured at their fair value less costs to sell in the consolidated statement of financial position. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial vegetative state to the point of harvest. All direct and indirect costs of biological assets are capitalized as they are incurred, and they are all subsequently recorded within the line item ‘cost of finished cannabis inventory sold’ on the consolidated statement of loss and comprehensive loss in the period that the related product is sold. Unrealized fair value gains/losses on the growth of biological assets are recorded in a separate line in the consolidated statement of loss and comprehensive loss.

The following significant unobservable inputs, all of which are classified as level 3 on the fair value hierarchy and are subject to volatility and several uncontrollable factors which could significantly affect the fair value of biological assets in future periods, were used by management as part of this model:

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•	Growth cycle - the average growing cycle is 120 days from propagation to harvest;
•	Stage of growth – represents the weighted average number of days out of the 81.6-day growing cycle that biological assets have reached as at the measurement date;
•	Yield by plant – represents the expected number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant. The average harvest yield of whole flower used is 45 grams per plant;
•	Survival rate – the estimated survival rate of cannabis plants as they move from one stage of growth to the next (from germination to vegetative to flowering) based on the Company’s historical results. As plants mature at each stage, their survival rate increases;
•	Wholesale selling price – the average price used is $1.93 per gram;
•	Post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants after harvest, consisting of the cost of direct and indirect materials and labor related to labelling and packaging. The Company expenses such subsequent expenditures directly to cost of goods sold.

The following quantifies each significant unobservable input, and also provides the impact a 10% increase/decrease in each input would have on the reported fair value of biological assets:

			10% change as at
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Stage of growth	80%	-	8,224	-
Yield by plant (grams)	45.36	-	36,767	-
Survival rate	90%	-	16,545	-
Sale price	$1.93	-	8,750	-

9. WARRANT LIABILITY

In connection with the special warrant financing that was completed during the year ended December 31, 2021, the Company issued a total of 4,764,289 warrants exercisable at a price of CDN$1.05 per share. These warrants were assigned a fair value of $410,240 using the Black-Scholes Pricing Model. As at June 30, 2022, there were 4,764,289 of these warrants remaining.

The fair value allocated to the remaining warrants at June 30, 2022 was $2,310 (2021 - $73,717) and is recorded as a derivative financial liability as these warrants are exercisable in Canadian dollars, differing from the Company’s functional currency. The change in fair value resulted in a gain of $65,134 (2021 – loss of $1,255,163) and is recognized in the condensed consolidated interim statements of loss and comprehensive loss for the six months ended June 30, 2022.

The Company used the following weighted average assumptions to estimate the fair value of the warrant liability as at June 30, 2022 and December 31, 2021:

	2022	2021
Risk-free interest rate	0.30%	0.30%
Expected stock price volatility	100%	100%
Dividend payment during life of warrant	Nil	Nil
Expected forfeiture rate	Nil	Nil
Expected dividend yield	0.0%	0.0%
Expected warrant life in years	0.64	1.12
Weighted average exercise price	$1.35(CDN)	$1.03(CDN)
Weighted average share price	$0.18(CDN)	$0.23(CDN)

10. MANAGEMENT OF CAPITAL

The Company defines the capital that it manages as components within its shareholders’ equity.

The Company’s objective when managing capital is to maintain corporate and administrative functions necessary to support the Company’s operations and corporate functions; and to seek out and acquire new projects of merit.

The Company manages its capital structure in a manner that provides sufficient funding for operational and capital expenditure activities. Funds are secured, when necessary, through debt funding or equity capital raised by means of private placements. There can be no assurances that the Company will be able to obtain debt or equity capital in the case of working capital deficit.

The Company does not pay dividends and has no long-term debt or bank credit facility. The Company is not subject to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period ended June 30, 2022.

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11. RISK MANAGEMENT

11.1 Financial Risk Management

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The main objectives of the Company’s risk management processes are to ensure that risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks to which the Company is exposed are described below.

a)	Capital Risk

The Company manages its capital to ensure that there are adequate capital resources for the Company to maintain operations. The capital structure of the Company consists of items in shareholders’ equity.

b)	Credit Risk

Credit risk is the risk that a counter party will be unable to pay any amounts owed to the Company. The Company is exposed to credit risk with respect to the final payment receivable as part of the Kind settlement (Note 5).

c)	Liquidity Risk

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they fall due. As at June 30, 2022, the Company had working capital of $4,153,887 (excluding the warrant liability) (2021 –$1,789,480). The Company may seek additional financing through debt or equity offerings, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all. Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2022, the Company had cash of $5,194,524 (2021 – $2,681,269) and accounts payable and accrued liabilities of $1,918,548 (2021 - $1,882,456).

d)	Market Risk

Market risk incorporates a range of risks. Movements in risk factors, such as market price risk and currency risk, affect the fair values of financial assets and liabilities. The Company is not exposed to these risks.

11.2 Fair Values

The carrying values of cash, receivables, accounts payable and accrued liabilities, and note payable approximate their fair values due to their short-term to maturity.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Level 1 –Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 –Quoted prices in markets that are not active, or inputs that are not observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 –Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The fair value of warrant liability is based on level 2 inputs of the fair value hierarchy.

F-13

12. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Property Leases
Cost:	$
At December 31, 2020	3,138,853
Additions	2,705,120
Disposals	(482,463)
At December 31, 2021	5,361,510
Disposals	(3,249,549)
At June 30, 2022	2,111,961

Depreciation:
At December 31, 2020	1,433,648
Charge for the year	448,083
Less: accumulated depreciation	(236,847)
At December 31, 2021	1,644,884
Charge for the period	242,046
Disposals	(170,431)
At June 30, 2022	1,716,499

Net Book Value:
At December 31, 2021	3,716,626
At June 30, 2022	395,462

$
Lease liabilities at December 31, 2020	2,172,538
Additions	2,705,120
Derecognition of lease liability	(297,345)
Lease payments made	(953,360)
Interest expense on lease liabilities	678,810
4,305,763
Less: current portion	328,731
At December 31, 2021	3,977,032

Lease liabilities at December 31, 2021	4,305,763
Lease payments made	(471,302)
Interest expense on lease liabilities	319,923
Disposals	(3,800,453)
353,931
Less: current portion	253,628
At June 30, 2022	100,303

Depreciation of right-of-use assets is calculated using the straight-line method of the remaining lease term.

F-14

13. NOTE PAYABLE

On June 15, 2022, the Company issued a note payable for gross proceeds of $11,827,00. The note payable is secured by the assets of the Company. The note payable bears a variable interest rate of 11.5% plus SOFR (minimum of 1.5%) over the 36-month term of the note payable. It also includes the issuance of 2,500,000 warrants, each convertible into one common share of the Company, exercisable at CAD$0.18 per share for a period of 3 years post loan maturity. Additional terms include holdbacks for interest, build-out of the Company’s facilities, and research and development projects. The Company incurred cash costs of $731,421, which have been capitalized against the balance of the note payable on the condensed consolidated interim statement of financial position.

14. COMMITMENTS AND CONTINGENCIES

a)	The Company has entered into the following agreements:

The commercial premises from which the Company carries out its operations are leased from multiple groups, some of which are related parties (see note 7). The minimum rent payable under the leases are as follows:

Total

Within one year	$297,313
Between two and five years	34,060

$331,373

b)

The Company is involved in various claims and legal actions in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company.

15. SEGMENTED INFORMATION

Reportable segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources, and in assessing performance.

During the six months ended June 30, 2022 the Company operates in two reportable segments, being cultivation and sale of dried trim/flowers and resale of merchandise and cannabis-derived products in the United States within the State of California. All of the Company’s revenue were generated through sales in the State of California, and all of the Company’s non-current assets are located in California.

F-15

Information by segment is as follows:

	Resale of merchandise and cannabis-derived products		Cultivation and sale of trim and flowers		Total
	Six months ended June 30, 2022	Six months ended June 30, 2021	Six months ended June 30, 2022	Six months ended June 30, 2021	Six months ended June 30, 2022	Six months ended June 30, 2021
	$	$	$	$	$	$
Sales	1,941,566	890,511	998,160	424,293	2,939,726	1,314,804
Cost of goods sold	1,038,336	493,096	1,336,039	527,596	2,374,375	1,020,692
Gross margin before fair value changes on biological assets	903,230	397,415	(337,879)	(103,303)	565,351	294,112
Net change in fair value less costs to sell due to biological transformation	-	-	126,575	(91,813)	126,575	(91,813)
Gross profit	903,230	397,415	(464,454)	(11,490)	438,776	385,925

June 30, 2022	Cannabis	Corporate	Total
	$	$	$
Sales	2,939,726	-	2,939,726
Cost of goods sold	(2,374,375)	-	(2,374,375)
Gross profit	565,351	-	565,351
Net loss	(3,712,846)	(1,277,920)	(4,990,766)
Non current assets:
Deposits	303,248	-	303,248
Right of use assets	395,462	-	395,462
Property and equipment	16,935,283	-	16,935,283

December 31, 2021	Cannabis	Corporate	Total
	$	$	$
Sales	3,867,610	-	3,867,610
Cost of goods sold	(2,616,867)	-	(2,616,867)
Gross profit	1,250,743	-	1,250,743
Net loss	(6,544,945)	(4,813,345)	(11,358,290)
Non current assets:
Deposits	327,248	-	327,248
Right of use assets	3,716,626	-	3,716,626
Property and equipment	12,551,547	-	12,551,547
Property and equipment	11,013,582	-	11,013,582

F-16

Item 4. Exhibits

Exhibit No.	Description

2.1#	Notice of Articles of Juva Life Inc.

2.2#	Articles of Juva Life Inc.

3.1#	Form of Regulation A, Tier 2 Common Share Purchase Warrant.

3.2**	Subscription Agreement (Special Warrants) February 2021

4.1#	Form of Regulation A, Tier 2 Subscription Agreement.

6.1#	Standard Sublease between Best Leasing Services, Inc. and Juva Life, Inc. for the San Juan facility.

6.2#	Standard Industrial/Commercial Single-Tenant Lease between Ramundy Springfield and Juva Life, Inc. for the Navy Drive facility.

6.3#	Standard Sublease between Best Leasing Services, Inc. and Juva Life, Inc. for the Clawiter Road facility.

6.4#	Standard Sublease between Best Leasing Services, Inc. and Juva Life, Inc. for the Enterprise Avenue facility.

6.5#	Standard Industrial/Commercial Multi-Tenant Lease between William J. Stoesser and Juva Life, Inc. for the Convention Way facility.

6.6#	Juva Life Inc. 2019 Equity Incentive Plan.

6.7*	Consulting Agreement dated November 1, 2019 between Juva Life Inc. and Mathew Lee.

6.8*	Consulting Agreement dated February 13, 2020 between Juva Life, Inc. and TME Consulting, LLC.

6.9*	Employee Offer Letter dated December 17, 2019 between Juva Life and Heidi Minx.

6.10*	Consulting Agreement dated March 2, 2020 between Juva Life, Inc. and Model 4771, LLC.

6.11***	Agreement for Purchase of LLC Interest dated March 31, 2021, by and between Juva Life, Inc. and Baja Investment Partners, LLC.

6.12***	Equity Secured Promissory Note dated March 31, 2021 issued by Baja Investment Partners, LLC to Juva Life, Inc.

6.13†+	Loan Agreement dated June 14, 2022 by and among Pelorus Fund REIT, LLC, certain Borrowers named therein, Juva Life Inc., Juva Life, Inc. and certain Limited Guarantors named therein.

7.1#	Agreement and Plan of Merger dated May 15, 2019, by and among Juva Life Inc., Juva Life, Inc., and Juva Holdings (California) Ltd.

10.1#	Power of Attorney.

11.1#	Consent of Davidson & Company LLP.

14.1#	Appointment of Agent for Service of Process.

#

Filed as an exhibit to the Juva Life Inc. Regulation A Offering Statement on Form 1-A filed with the United States Securities and Exchange Commission (Commission File No. 024-11014), qualified on August 20, 2019, and incorporated herein by reference.

*

Filed as an exhibit to the Juva Life Inc. Annual Report on Form 1-K filed with the United States Securities and Exchange Commission (Commission File No. 24R-00259) on April 24, 2020, and incorporated herein by reference.

**

Filed as an exhibit to the Juva Life Inc. Current Report on Form 1-U filed with the United States Securities and Exchange Commission (Commission File No. 24R-00259) on February 24, 2021, and incorporated herein by reference.

***

Filed as an exhibit to the Juva Life Inc. Semi-Annual Report on Form 1-SA filed with the United States Securities and Exchange Commission (Commission File No. 24R-00259) on September 14, 2021, and incorporated herein by reference.

+	Certain portions of this exhibit (indicated by “[***]”) have been omitted pursuant to Regulation S-K, Item (601)(b)(10).

†	Filed herewith.

6

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Juva Life Inc.

By:	/s/ Douglas Chloupek
Name: Douglas Chloupek
Title: Chief Executive Officer

Date:	September 8, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Douglas Chloupek	Chief Executive Officer	September 8, 2022
Douglas Chloupek	(Principal Executive Officer)

/s/ Mathew Lee	Chief Financial Officer, Secretary, Treasurer	September 8, 2022
Mathew Lee	(Principal Financial Officer and Principal Accounting Officer)

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